UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 9, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, 9 November 2015

Orange signs an agreement with Helios Investment Partners for the sale of its stake in Telkom Kenya

The Orange Group announced today that it has signed a binding agreement with Helios Investment Partners for the sale of its entire 70% stake in Telkom Kenya.

The finalization of the transaction remains subject to approval from the relevant authorities.

This signature reflects Orange's constant focus on optimizing its portfolio of assets. The Africa and Middle-East region is a strategic priority for the Group.

Telkom Kenya is the country’s incumbent fixed-line operator and is the third player in the mobile market. The company, which operates a high-quality mobile data network, had four million mobile customers at the end of June 2015 according to figures published by the regulator.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at 30 September 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 30 September 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Caroline Simeoni, caroline.simeoni@orange.com

ORANGE

Date: November 9, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations